Exhibit 99.1

eHi Car Services Announces Resignation and Appointment of Director

SHANGHAI, August 2, 2016 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rentals and car services provider in China, today announced that Mr. William W. Snyder has resigned from the Company’s board of directors, effective July 31, 2016. Mr. Snyder served as the Company’s director since 2013. He also served as a director, executive vice president and chief financial officer of Enterprise Holdings, whose parent company Crawford Group, Inc. is one of eHi’s major shareholders. Mr. Snyder has retired from Enterprise Holdings, effective August 1, 2016.

“Mr. Snyder has been a valuable member of our Company and I would like to personally thank him for his tremendous contribution as our director for the past years,” said Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer.

To replace Mr. Snyder, the Company’s board of directors has appointed Mr. Greg R. Stubblefield as a director of the Company. Mr. Stubblefield has joined Enterprise Holdings for over 30 years. He has served as executive vice president and chief strategy officer of Enterprise Holdings since 2009, during which period he led Enterprise Holdings’ global business development as well as global sustainability strategy and initiative, including its car-sharing program, its Alamo and National franchises and its marketing and communications organization. He was named president of Alamo and National franchises in 2007 and president of operations in California and Hawaii in 2004.

“Mr. Stubblefield brings extensive industry expertise and corporate governance experience to our Company. We look forward to working with him,” added Mr. Ray Zhang.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is China’s No. 1 car services provider and No. 2 car rentals provider in terms of market share by revenues in 2013, according to Frost & Sullivan. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

For investor and media inquiries, please contact:

In China:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-Mail: ir@ehic.com.cn

In the United States:

The Piacente Group, Inc.

Mr. Don Markley

Tel: +1-212-481-2050

E-Mail: ehi@tpg-ir.com